April 18, 2005


via U.S. mail and Facsimile

L. Gabriel Luca
President
Project Romania, Inc.
2490 West Second Avenue, Suite 404
Vancouver, British Columbia, Canada V6K 1J6


Re:	Project Romania, Inc.
	Form SB-2 filed March 22, 2005
	File No. 333-123479


Dear Mr. Luca:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2 filed March 22, 2005

General

1. Please revise your disclosures to clarify your relationship with both Galaxy Telnet and Galaxy Telecom. Disclose any contractual arrangements, related parties, affiliations, informal agreements, etc.

2. Please review your document and provide the necessary support for any comparative or factual assertions. Further, state the basis for comparative or factual assertions in the prospectus and provide independent support supplementally. For example:

* Potentially dramatic savings to be enjoyed by the Romania telecommunications marketplace in using our VoIP solutions, page 7
* We are significantly less expensive than the next lowest cost offering, page 27
* Management feels our enhanced services. . . are comparable to and often superior to services provided by local and national Romanian telcos, page 27
* Our management feels Galaxy Telecom`s digital network is more cost effective than the public switched telephone network, page 27
* Most IT departments do not possess extensive VoIP technology expertise, page 35
* The more services a busy customer can get from one company, the more appealing that company will be to the customer, page 37

Prospectus Cover Page

3. It appears that from your disclosure the selling shareholders will sell their common stock for $0.04 per shares until such time the shares may be listed on the OTCBB. If this is the case, please include the following language on the cover page of the prospectus and revise the sections "Offering Price and Alternative Plan of Distribution" on page 5 and "Plan of Distribution" page 16 accordingly:

The selling shareholders will sell at a price of $0.04 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Otherwise, revise the plan of distribution to be consistent with the disclosure on the prospectus cover page that the shares sold by the selling shareholders will have a set offering price of $0.04 per share.

4. Please prominently display the cross-reference to the risk factors as required by Regulation S-B Item 501(a)(5).

5. Please clarify that this prospectus relates to the resale of shares by the selling stockholders.

Forward-Looking Statements, page 5

6. Please move this language to after your risk factors section.

Offering Price and Alternative Plan of Distribution, page 6

7. We note your disclosure here and in your Plan of Distribution section that you intend to apply to have your shares traded on the OTCBB. We understand that the OTCBB is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTCBB. Please revise your disclosure to state, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

Securities Issued and to be Issued, page 5

8. We note the statement that you "expect that all of the common stock to be sold under this prospectus will be sold by existing stockholders." Please explain what you mean by that statement.
In
addition, please note that only the shares registered for resale in this registration statement may be sold using this prospectus. To the extent that any successors or transferees wish to sell their shares using this prospectus, a prospectus supplement should be filed pursuant to Rule 424.

Summary of Our Business, page 6

9. We note your disclosure that your "first venture" in the Romanian marketplace is the VoIP protocol. Please revise to describe your other ventures or planned ventures.

10. Please revise this section to state, if true, that PRI is a holding company without any assets other than the shares it owns in
Galaxy Telnet and that Galaxy Telnet is an operating subsidiary of PRI. Describe how PRI obtained Galaxy Telnet.

11. Briefly note that you are a development stage company.

12. Briefly describe your financial condition as a going concern.

Risk Factors, page 7

13. Throughout this section, you state that you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

14. To the extent possible, avoid generic conclusions that the risk would have a material adverse effect on your business. Please revise your risk factors to specifically state the risk involved.

15. Include a risk factor discussing your lack of tangible assets and your dependence upon your operating subsidiary for revenues.

16. Include a risk factor that discuss your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.



Selling Security Holders, page 13

17. We note the statement that "[t]he registration of the Secondary
Shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Stockholders." Please revise to state, if true, that this prospectus is being used to register the resale of the shares by the selling securityholders.

18. To the extent that successors to named selling securityholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor as a selling securityholder. Please also revise your disclosures in this section, as well as in the "Plan of Distribution" section, to state that a prospectus supplement will be filed in these circumstances.

19. Have you filed a Form D with respect to your sale under Rule
504
of Regulation D?  Please advise.

20. Please add a line at the end of your table that totals the information in each column.

Directors, Executive Officers, Promoters and Control Persons, page
19

21. Please provide Mr. Stunden`s business experience for the past five years. Refer to Item 401 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
22

22. Please revise the total number of shares beneficially owned or the number of shares disclosed in your table. These numbers do not reconcile.

Description of Securities, page 22

23. Please revise to describe what "ratably" means in the second paragraph.

Description of the Business, page 23

24. We note the statement on page 24 that Mr. Luca was the sole shareholder of Galaxy Telnet before PRI entered into the stock exchange agreement with Galaxy Telnet. Revise to state, if true, that Mr. Luca was the President, a director, and beneficial owner of
PRI at the time it entered into the agreement with Galaxy Telnet. Disclose the amount of stock exchanged in the transaction.

25. Revise the disclosures to clearly state that PRI is a holding company that derives its revenues from the operations of Galaxy
Telnet.

26. We note that your management believes that PRI`s VoIP services can provide significant cost savings without significant start up costs. Please give investors a sense of these savings by providing quantification here and throughout your revised document.

27. We also note your disclosure on the next page that "the per minute price for calls within Romania. . . is comparable to the prices offered by other telecommunications services providers, both landline and wireless." We also note your disclosure on page 30 that
"[p]rices for long distance voice calls in Romania have begun to decline since January 1, 2003." Please reconcile these disclosures with your statements about significant cost savings.

28. Please disclose whether the company has a supply agreement or purchase agreement with Galaxy Telecom. If the company does have such an agreement, discuss the principal terms of the agreement.

29. Please revise where your state that "the subscriber effectively gets a second phone line for free, subject to the monthly service fee." We also note your disclosures on page 31 regarding your revenue model. These fees seem to indicate that the second phone line is not free.

30. We note the statement that you offer a "value bundle of services". Please discuss fully discuss the services offered.

Technical Support/Customer Service, page 28

31. Please explain what you mean by Tier 1 and 2 support.

Domain Names, page 30

32. We note the fact that the company either owns or licensed the use of several domain names, however, it does not appear that any of these websites are functional. Please revise to state that these websites are not currently functional and when you anticipate information being available on these websites.

Management Information and Billing Systems, page 37

33. Please explain the "various management information, network and customer billing systems" that you "operate" to support the functions of network and traffic management, customer service and customer billing.

Existing Regulations, page 32

34. We note that you refer to Galaxy Telnet as a reseller. On page
30, however, you refer to a direct sales force. Please explain how your direct sales force does not need a license under these regulations.


The Market for our Products and Services, page 33

35. You provide estimated wait times for phone lines for 2001.
Please update this information and state the basis for these statements in your document.

36. We note your disclosure that your long distance calls are cheaper at certain times of the day than Romtelecom`s fixed line rates.
Please revise to quantify this difference in price so that a reader may better understand your disclosure.

Strategic Opportunities, page 36

37. Revise to give readers an example of the "relatively small capital investment" that you refer to here by providing quantification.

Management`s Discussion and Analysis, page 38

38. On page 39, we note that the cost of goods sold is comprised of the cost of iboxes and service contracts sold. Please discuss the terms of the service contracts sold and whether you pay a portion of the contract to Galaxy Telecom for the use of its network. For example, state whether you pay a set fee to Galaxy Telecom for use of its network or whether it receives a percentage of each service contract.

39. In the third paragraph on page 40, we note the statement that you will "becom[e] a reporting company under the Securities Act", however, the Exchange Act of 1934 contains the reporting requirements. Please revise.

40. You have referred (Pages 9 & 12) to your "intellectual property, technologies, and products." We further note (Page 25) the statement that your VoIP solutions portfolio is currently limited to the IP product and software technologies of Galaxy Telecom of Vancouver, British Columbia. Revise this information to clarify and explain the
"intellectual property, technologies, and products" actually owned by the company, if any. We note (Page 38) you have expensed all development costs related to your establishment and (Page 31) you have not spent any money on research & development activities since inception and have not budgeted for such expenditures in the near term.

Results of Operations for the three-month periods ended November
30,
2004 and November 30, 2003, page 40

41. Please revise this section to include an analysis of the changes in each category described. See Item 303 of Regulation S-B and MD&A
Interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 41

42. Please describe the terms of the bank line of credit and shareholder loans in reasonable detail, including a discussion of the interest rate, date due, and amount outstanding.

Material Events and Uncertainties, page 41

43. We note your reference to the company`s "strategic business plan" and the requirement to "raise additional capital or obtain debt financing." Revise to explain the details of the business plan as well as any efforts taken to raise additional capital or obtain debt financing. Include in that information a description of your viable plan to continue in operation for the next twelve months. Refer to
Section 607.02 of the Financial Reporting Codification.

Description of Property, page 43

44. Please revise to include your office in Bucharest that you disclose on page 40.

Market for Common Equity and Related Stockholder Matters, page 42

45. We note your disclosure regarding the penny stock rules and that your stockholders may have difficulty selling their common stock if the common stock becomes subject to the penny stock rules. It appears that your common stock is a penny stock. Therefore, please revise to delete the phrase "if the common stock becomes subject to the penny stock rules."

Report of Independent Registered Public Accounting Firm, page F-2

46. We note that the auditors` report states that the financial statements were audited from August 15, 2003, which was the inception date of the company. It appears that this statement differs from the disclosure in the section "Summary of Our Business" on page 6 which states the company was formed in June 2003. Please advise.

Financial Statements

Revenue Recognition, page F-9

47. Under EITF 00-21, revenues from contracts with multiple element arrangements are recognized as each element is earned. You have identified your revenue sources of: a one-time activation fee; a monthly service fee for the use of the VoIP service; long-distance per minute service charges; and service call fees. Please revise your disclosure to address your revenue recognition policy for all sources of revenues. Refer also to SAB 101.

48. In your revision, identify and quantify by each of the four categories noted, the amount of revenues reported in each category for all periods reported.



Note 1 - Summary of Significant Accounting Policies, page F-8
Currency, page F-11

49. If Romania is no longer a highly inflationary economy, your "translation" into US funds is unclear. Your policy description appears to be the guidance provided for one of the following:

- remeasuring the books and records into a differing functional currency (par.10 of SFAS 52), or:
- remeasuring the financial statements of a foreign entity in a highly inflationary economy as if the functional currency were the US dollar (par.11 of SFAS 52).

Appendix B of SFAS 52 provides guidance on the remeasurement process.
However, if Romania is no longer a highly inflationary economy and the functional currency is the Romanian Leu, no remeasurement is necessary and the translation would be made at the current rate of exchange for all balance sheet accounts, in accordance with paragraph
12 of SFAS 52.  Please advise us and revise as appropriate.

Available Information, page 46

50. Please delete the language "statements we have made in this prospectus are qualified in their entirety by references to these additional materials." Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C.

Exhibits, page 48

51. Please file Exhibit 21.1 with your next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Donald Cavern, Staff Accountant, at (202) 942-1925 or, in his absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 942-1798. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 824-5221 or, in her absence, to Lesli Sheppard, Senior Staff
Attorney, at (202) 942-1887, or the undersigned at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



cc: 	Gary R. Henrie, Esq.
	1688 E. 1460 North
	Logan, Utah 84341
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Project Romania, Inc.
April 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE